December 19, 2013

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 27, 2006 regarding the sale of shares of the Geneva Advisors All Cap Growth Fund, our opinion dated April 22, 2010 regarding the sale of shares of the Geneva Advisors Equity Income Fund, and our opinion dated May 21, 2013 regarding the sale of shares of the Geneva Advisors International Growth Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.